SEC Form 3

1.  Name and Address of Reporting Person
	Name: Stokely, John
	Address: 12112 county Hills Court
	City/ST/Zip: Glen Allen, VA 23059


2. Date of Event Requiring Statement  (Month/Day/Year) 03/11/2003


3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


4. Issuer Name and Ticker or Trading Symbol
   Issuer Name: Transaction Systems Architects, Inc.
   Ticker/Trading Symbol: TSAI

5. Relationship of Reporting Person(s) to Issuer: Director
   If Officer, please specify title:
   If Other, please specify:

6. If Amendment, Date of Original (Month/Day/Year)


7.  Individual or Joint/Group Filing: Individual



Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security:


2. Amount of Securities Beneficially Owned:


3. Ownership Form: Direct:


4. Nature of Indirect Beneficial Ownership:





Table II - Derivative Securities Beneficially Owned

1. Title of Derivative Security: Non-Qualified Stock Option (right to buy)


2. Date Exercisable and Expiration Date (Month/Day/Year)

	Date Exercisable: Annual prorata - 3 years

	Expiration Date: 03/11/2013


3. Title and Amount of Securities Underlying Derivative Security:

	Title: Class A Common Stock

	Amount or Number of Shares: 20,000


4. Conversion or Exercise Price of Derivative Security: 6.02


5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I): D


6. Nature of Indirect Beneficial Ownership:


http://www.sec.gov/divisions/corpfin/forms/form3.htm
Last update: 09/03/2002